UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 17, 2026, TOP Financial Group Limited (the “Company”) received written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on April 28, 2026, the Company received a notification letter from Nasdaq indicating that the closing bid price of its Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), had been below the minimum bid price of $1.00 per share required by Nasdaq Listing Rule 5550(a)(2) for the previous 30 consecutive business days, from March 16, 2026 to April 27, 2026.

Nasdaq has determined that, for the 10 consecutive business days from June 3, 2026 to June 16, 2026, the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq has confirmed that this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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